MANAGEMENT INFORMATION CIRCULAR

Containing Information as at May 7, 2026, in U.S. dollars,
unless otherwise indicated.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is provided in connection with the solicitation by the management of Metalla Royalty & Streaming Ltd. (the "Corporation") of proxies ("Proxies") from registered shareholders and voting instruction forms ("VIFs") from the beneficial shareholders (collectively, "Shareholders") of common shares of the Corporation ("Common Shares") in respect of the annual general meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set out in the notice of meeting (the "Notice of Meeting").

Solicitation of Proxies

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

Notice-and-Access

The Corporation has given notice of the Meeting in accordance with the "Notice and Access" procedures of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website at www.metallaroyalty.com pursuant to the "Notice and Access" procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (any one of which is herein referred to as an "Intermediary" and collectively the "Intermediaries") to forward the Notice of Meeting and a VIF to each of the non-registered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation ("NOBOs"). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation's management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation's Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders ("Proxyholders") will be recognized, or may make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder's name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for in NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those Common Shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications ("Broadridge") in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Odyssey Trust Company ("Odyssey"), Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation's Central Security Register maintained by its registrar and transfer agent or duly appointed Proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting. The persons named (the "Management Designees") in the Proxy or VIF have been selected by the board of directors of the Corporation (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation's management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies, but not VIFs, unless the VIF has Odyssey's name and address on the top right corner of the first page, and proof of authorization can also be delivered to the Corporation's transfer agent, Odyssey Trust Company (Attn: Proxy Department), Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8 Canada, by fax to Odyssey (Attn: Proxy Department) at 1-800-517-4553 (toll-free within Canada and the United States) or 416-263-9524 (International., by mail to or by hand delivery to ), Odyssey Trust Company (Attn: Proxy Department), Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8 Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chair of the Meeting in the Chair's discretion, and the Chair is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes a Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Odyssey's addresses set out above, the office of the Corporation (Attn: Marjorie Winslow) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at DLA Piper (Canada) LLP (Attn: Denis Silva), Suite 2700 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada (or by fax to (+1) 604-687-1612) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chair of such Meeting, prior to the commencement of the Meeting or of any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder or nominee, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation's Articles provide that a quorum for the transaction of business at any meeting of Shareholders shall be persons present not being less than two in number and holding or representing not less than 5% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the opening of a meeting of Shareholders, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only securities entitled to be voted at the Meeting. As at May 7, 2026 (the "Record Date"), the Corporation had 93,442,762 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to the Common Shares as at the Record Date, except for Mr. Ryan K. Beedie, who holds 9,546,575 Common Shares representing 10.3% and Tether Global Investment Fund who holds 9,992,384 Common Shares representing 10.7% of the voting rights attached to the Common Shares as at the Record Date.

CURRENCY AND EXCHANGE RATE

All amounts in this Circular are expressed in U.S. dollars, except where otherwise indicated. References to "$", "US$", "USD" or "U.S. dollars" are to United States of America dollars and references to "C$" or "CAD" are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 31, 2025, the last business day of 2025, Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars, which was US$1.00 = C$1.3706.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as Canadian dollars per US$1.00.

	Financial Year Ended December 31			Three Months Ended
	2025 (C$)	2024 (C$)	2023 (C$)	March 31, 2026 (C$)
High for period	1.4603	1.4416	1.3875	1.3939
Low for period	1.3558	1.3316	1.3128	1.3515
Average for period	1.3978	1.3698	1.3497	1.3717
Rate at end of period	1.3706	1.4389	1.3226	1.3939

On May 7, 2026, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.73 (US$1.00 = C$1.3635).

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board the only matters to be brought before the Meeting are those matters set forth in the Corporation's Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this report.

2. Financial Statements, Audit Report and Management's Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management's Discussion & Analysis ("MD&A") for the year ended December 31, 2025, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3. Set Number of Directors to be Elected

The Corporation currently has six (6) directors. All of the current directors are being nominated for re-election, and in addition Sandeep Singh is being nominated for election as a new director at the Meeting. Accordingly, it will be proposed that seven (7) directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at seven (7).

4. Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the constating documents of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[5] During the Past Five Years	Number of Common Shares(6)
Brett Heath Commonwealth of Puerto Rico	Director since September 1, 2016 and Chief Executive Officer since June 16, 2017	Chief Executive Officer of the Corporation since June 2017; President of the Corporation from September 2016 to July 2024. Mr. Heath also serves as director and non-executive chairman of Key Carbon Ltd. (private) since 2021.	3,389,845
Lawrence Roulston(1)(3)(4) British Columbia, Canada	Director since March 1, 2017	Managing Director of WestBay Capital Advisors, a private firm providing advisory and capital market expertise to the mining industry. Director and Chair of the Corporation since September 2017. Prior roles: Director of: MTB Metals Corp (2018-2025), Enduro Metals Corp. (2017-2025); Silver Hammer Mining Corp (2021-2025). Mr. Roulston also serves as director for GT Resources Inc and Galantas Gold Corp.	148,848

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation[5] During the Past Five Years	Number of Common Shares(6)
Alexander Molyneux(1)(3) Taipei City, Taiwan	Director since March 1, 2018	Non-executive director of Comet Resources Ltd. (ASX: CRL) (2019 - present). Prior roles include serving as Director of Galena Mining Ltd. (ASX: G1A) (2018 - 2022) (CEO, 2018-2021); non-executive director of Tempus Resources Ltd. (ASX: TMR / TSXV: TMRR) (2018 - 2023); non-executive chairman of Argosy Minerals Ltd. (ASX: AGY) (2016 - 2022); Azarga Metals Corp. (TSXV: AZR) (2016 - 2021). Prior to these mining industry executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong.	297,927
James Beeby(2) British Columbia, Canada	Director since May 14, 2019	Partner, Bennett Jones LLP; June 2018 - present.	21,285
Amanda Johnston (1)(2)(4) Ontario, Canada	Director since August 16, 2022	Vice President, Finance, of Osisko Metals Incorporated (TSXV: OM.V), with a preceding position as a Vice President, Finance, of Osisko Mining Inc. prior to its sale to Gold Fields Limited. Mrs. Johnston also served as a director for Manitou Gold Inc., prior to its sale to Alamos Gold Inc.	20,275
Christopher Beer(2)(3) Ontario, Canada	Director since December 9, 2024	Interim President and Chief Executive Officer of ATEX Resources Inc. since February 1, 2026, pending Chief Executive Officer search. Mr. Beer has served as a non-executive Director of Atex Resources Inc. since June 2024. Mr. Beer currently serves as a non-executive Director and Chair of Fuerte Metals Corporation since November 2025. Managing Director and Senior Portfolio Manager at RBC Global Asset Management 2000 to March 2024.	80,000
Sandeep Singh Ontario, Canada	Nominee(7)	Chief Executive Officer and President of Western Copper and Gold Corporation since 2024; Chief Executive Officer of Osisko Gold Royalties between 2020 to 2023	Nil

Notes:

(1) Denotes member of the Audit Committee as of the date hereof.

(2) Denotes member of the CGN Committee as of the date hereof.

(3) Denotes member of the Compensation Committee as of the date hereof.

(4) Denotes member of the ESG Committee as of the date hereof.

(5) Includes occupations for preceding five years.

(6) The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date not being within the knowledge of the Corporation, has been furnished by the respective directors individually. No director, together with the director's associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(7) Mr. Singh is a new director nominee and has not previously been a director of the Corporation.

To the best of the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that (i) was the subject of an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as follows:

  During the period between August 2015 to July 2018, Mr. Molyneux was the Chief Executive Officer of Paladin Energy Limited ("Paladin") and on February 2, 2018, Paladin announced the effectuation of a deed of company arrangement dated December 8, 2017, and the completion of a restructuring. On October 4, 2017, a cease trade order was issued against Paladin due to its failure to file certain continuous disclosure documents, however following the effectuation of the deed of company arrangement and filing of the necessary disclosure documents, the cease trade order was lifted in 2018.

To the best of the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows:

  Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL's Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and, on September 19, 2016, receivers were appointed.

To the best of the Corporation's knowledge, no proposed director has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of the Corporation's knowledge, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of Auditor

The firm of KPMG LLP, Chartered Professional Accountants ("KPMG"), of 777 Dunsmuir Street, Vancouver, British Columbia, is the auditor of the Corporation. KPMG was first appointed as auditor on August 16, 2017.  The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the re-election of KPMG LLP, Chartered Professional Accountants, as the Corporation's auditor for the ensuing year at a remuneration to be approved by the Board.

6. Approval of Share Compensation Plan

The Share Compensation Plan (as defined below) is described in more detail in this Circular under the section below entitled "Securities Authorized for Issuance Under Equity Compensation Plans - Description of the Share Compensation Plan".

The TSX Venture Exchange ("TSXV") requires all listed companies with a "rolling up to 10%" share compensation plan, such as the Share Compensation Plan, to obtain shareholder approval for such plan on an annual basis. Accordingly, at the Meeting, shareholders will be asked to consider and approve an ordinary resolution (the "Plan Resolution") to approve and ratify the Share Compensation Plan in the following form:

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the Share Compensation Plan, substantially in the form attached as Schedule "B" to the Corporation's management information circular dated May 23, 2023, is hereby ratified, confirmed and approved and shall continue and remain in effect until further ratification is required pursuant to the rules of the TSXV or other applicable regulatory requirements;

2. the form of the Share Compensation Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Corporation, and any one director or officer of the Corporation be and is hereby authorized to make any such changes to the Current Share Compensation Plan, as may be required or permitted by any such regulatory authority or stock exchange, including, without limitation, the TSXV;

3. the maximum number of Common Shares reserved for issuance under the Share Compensation Plan shall be no more than 10% of the Corporation's issued and outstanding share capital at the time of any RSU or Option award or grant;

4. the Corporation is hereby authorized and directed to issue such Common Shares pursuant to the Share Compensation Plan as fully paid and non-assessable Common Shares; and

5. any one director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution."

The Board recommends that Shareholders vote in favour of the above Plan Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation's last completed financial period (which ended on December 31, 2025) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A. Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

(a) the chief executive officer ("CEO") of the Corporation;

(b) the chief financial officer ("CFO") of the Corporation;

(c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year.

B. Compensation Discussion and Analysis

Compensation governance

Overview

The compensation committee of the Board (the "Compensation Committee") is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation's executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock options grants, and restricted share unit ("RSU") grants to the directors, officers, employees and consultants pursuant to the Corporation's share compensation plans. The Share Compensation Plan assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation's NEOs. See the section below entitled "Description of the Share Compensation Plan" for details.

Compensation Committee

As of the date hereof, the Compensation Committee consists of Lawrence Roulston (Committee Chair), Alexander Molyneux, and Chris Beer, each of whom were affirmatively determined by the Board to be independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of the Company's compensation program. Each member of the Committee has direct experience relevant to their responsibilities on the Compensation Committee and have developed the relevant skills through the combined business experiences, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Compensation Committee together with input and advice from an independent compensation consultant, have enabled the Compensation Committee to make the decisions on the suitability of the Company's compensation program.

Compensation Consultants

The Compensation Committee has the authority to retain and receive advice from compensation consultants or advisors to carry out its duties. Since September 2022, the Compensation Committee has periodically retained Lane Caputo Compensation Inc. ("Lane Caputo"), an independent compensation advisor, to review and make recommendations regarding the Corporation's compensation arrangements for its executive team and to recommend changes to align pay elements and strategy with both current market practices and the Corporation's long-term business strategy. The reports containing Lane Caputo's recommendations, which benchmarked and compared the Corporation's executive compensation arrangements against those of a select group of peer group companies, are used by the Compensation Committee to guide and assist it in determining the compensation arrangements with its executive team, and their recommendations were used to guide and assist in determining the bonuses and equity-based compensation for the executive team.

The following table illustrates the aggregate fees billed by Lane Caputo for services provided during the two most recently completed financial years:

Nature of Fee	December 2025	December 2024
Executive Compensation-Related Fees	C$5,900	C$35,000
All Other Fees	Nil	Nil

Compensation Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(a) assist the Corporation in attracting and retaining high caliber executives;

(b) align the interests of executives with those of Shareholders;

(c) reflect the executive's performance, expertise, responsibilities and length of service to the Corporation; and

(d) reflect the Corporation's current state of development, performance and financial status.

As part of their mandate in 2024, Lane Caputo assisted the Compensation Committee in determining an appropriate peer group of comparable companies reflecting the Corporation's business strategy, stage of development and size (based on market capitalization, enterprise value and revenues); the peer group companies considered include, among others: Altius Minerals Corp., Aura Minerals Inc., Aya Gold & Silver Inc., Ecora Resources plc, Elemental Royalty Corporation, Endeavour Silver Corp., GoGold Resources Inc., Gold Royalty Corp., i-80 Gold Corp., Osisko Development Corp., OR Royalties Inc., Triple Flag Precious Metals Corp., and Wesdome Gold Mines Ltd.

While this peer group provides a proxy for the broader marketplace in which the Corporation competes for executive talent, an analysis of a subgroup comprised of the eight royalty and streaming companies in the peer group (i.e. the most directly relevant comparators to the Corporation), provided additional context for the compensation practices of royalty and streaming companies against the peer group and the broader mining industry, and added additional context for determining compensation for the Corporation's relatively unique business model.

The purpose of this comparison to similar companies is to:

• understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

• identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

• establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval.

Compensation Components

The compensation of the Corporation's NEOs is comprised primarily of:

(a) base salary;

(b) short-term incentives in the form of cash bonuses; and

(c) long-term incentives in the form of stock option grants and RSU grants under the Share Compensation Plan.

In establishing levels of compensation, the Compensation Committee considers the NEO's performance, level of expertise, responsibilities, length of service to the Corporation, and comparable levels of remuneration paid to executive officers of the Corporation's peer group as well as the financial and other resources of the Corporation. In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Corporation.

Compensation Element	Type	Objective
Base Salary	Fixed	Provides a fixed amount of cash compensation based on the executive's individual skills, experience, and market data. Base salaries assist the Corporation in attracting and retaining executives and ensure the Corporation remains competitive within its peer group. Base salaries are used as the base to determine other elements of compensation.
Short-term Incentive Awards	Variable	Provides a variable amount of cash compensation to reward the executives for corporate and individual performance and is typically based on preset corporate and/or individual performance objectives. These incentives are designed to both align compensation with short-term financial and operational objectives for each calendar year, and to motivate participants to meet or exceed internal and external initiatives.
Long-term Incentive Awards	Variable	Provides a variable amount of non-cash equity-based compensation in the form of stock option grants and RSU grants. Long-term incentive awards are designed to: (i) motivate and reward executives to accretively grow the Corporation; (ii) align the interests of the executives with those of shareholders by tying compensation to share price performance; and to (iii) assist in the retention of executives through multi-year vesting schedules.

The Corporation's executive compensation is composed of a fixed component, in the form of a base salary and variable components in the form of short-term incentive awards (cash-based) and long-term incentive awards (equity-based).  The fixed component of executive compensation has not been linked to the performance of the Common Shares and has been set at levels that assist the Corporation in attracting and retaining executives. The variable components of executive compensation has been impacted by the performance of the Common Shares in two ways: (1) the Compensation Committee considers prior year share price performance as one of its metrics in determining the quantum of short-term and long-term incentive awards; and (2) by setting multi-year vesting schedules for long-term incentive awards, the amount ultimately earned by an executive upon vesting is determined by the future performance of the Common Shares.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as:

• current competitive market conditions;

• compensation levels for companies within the Corporation's peer group, as outlined above; and

• particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and other NEOs.

Named Executive Officer	Title	2024 Base(1)	2025 Base	% Change
Brett Heath	CEO	$524,621	$524,621	0%
Jason Cho	President	C$375,000	C$450,000(2)	20%
Saurabh Handa	CFO	C$382,536	C$382,536	0%
Sundeep Sara(3)	VP Acquisitions	C$223,560	C$223,560	0%

Notes:

(1) Base salaries for 2024 were amended on June 1, 2024.

(2) Mr. Cho's base salary for 2025 was amended on May 6, 2025.

(3) Mr. Sara resigned from the Company on March 25, 2026.

Short-term Incentives

Short-term incentive ("STI") awards are made by way of cash bonuses, which are calculated using a formulaic scorecard approach on the performance of the executive against predetermined performance objectives and the performance of the Corporation against predetermined annual corporate performance objectives. The Compensation Committee believes a scorecard approach is a transparent approach that ensures that executive pay is aligned with performance. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee set performance goals based on the following criteria:

(a) Threshold - threshold performance goals are set to a minimum acceptable performance level, below which variable compensation is not rewarded.

(b) Target - target performance goals are generally consistent with our budgets and strategic goals, but are challenging to achieve.

(c) Challenge - challenge performance goals require significant effort to achieve and are indicative of performance that exceeds established targets and can achieve a payout of up to 200% of target.

Short-term Incentive Scorecard

Our 2025 short-term incentive program was based on the scorecard approach. The scorecard included four categories of goals that were important to the continued success of the Corporation. Within each category were multiple criteria. These goals and the 2025 results as measured against those goals are summarized in the table below.

Performance Measure	Criteria	Weight	Target	Score	2025 STI Result
Share Price Performance	Total return and relative performance against peers and sector indices	15.0%	Corporation's share price performance to match or exceed the performance of comparable companies, GDXJ and the broader market	130%	19.5%
Corporate Performance	Per share metrics, including NAV, cash flow, revenue and GEO production	42.5%	Growth in Corporation's per share metrics from the prior year	182%	77.2%
Financial Performance	Improve company growth metrics; developing and improve internal systems	17.5%	Growth in total GEO production, operating cash flow and revenue from the prior year; improve the efficiency and accuracy of forecasting, planning and evaluation tools	160%	28.0%
Portfolio Performance	Status of portfolio assets, quality, growth, optionality and ESG	15.0%	Through active management of the portfolio and as a measure of previous success in portfolio acquisitions; based on: evolution to producing assets, lack of impairments and continued growth in reserves/resources.	109%	16.3%
Overall performance		90.0%			141.0%

In February 2026, the Compensation Committee evaluated the corporate performance against each performance measure as a basis for determining the STI awards. The Compensation Committee also awarded a further 10.0% to each NEO on the basis of individual performance, bringing the STI Target for each NEO to 151.0%. The STI awards for the year ended December 31, 2025 were as follows:

Named Executive Officer	2025 Base Salary(1)	STI Target (% of Base Salary)	2025 Corporate Performance Score	2025 STI Award(1)
Brett Heath	$524,621	151.0%	120%	$950,298
Jason Cho	$321,934	151.0%	100%	$485,960
Saurabh Handa	$273,670	151.0%	90%	$371,794
Sundeep Sara(2)	$159,937	151.0%	70%	$168,998

Notes:

(1) The exchange rate used to calculate Mr. Cho's, Mr. Handa's, and Mr. Sara's amounts was based on the average USD-CAD exchange rate for the period from January 1 to December 31, 2025, using the exchange rates published by the Bank of Canada.

(2) Mr. Sara resigned from the Company on March 25, 2026.

Long Term Incentives

Long term incentive ("LTI") compensation is paid in the form of grants of stock options and RSUs and is designed to align the interest of executives with those of shareholders by tying compensation to share price performance and to assist in the retention of executives through multi-year vesting schedules.

The LTI awards are determined by the Compensation Committee. For 2025, the total LTI award for each NEO was calculated as the aggregate of the NEO's 2025 base salary plus the NEO's 2025 STI award multiplied by 100%, the LTI awards for 2025 were approximately one-third stock options and two-thirds RSUs. The LTI awards for the year ended December 31, 2025, were as follows:

Named Executive Officer	2025 Base Salary(1)	2025 STI(1)	LTI Ratio	2025 LTI(1)(2)
Brett Heath	$524,621	$950,298	100%	$1,474,919
Jason Cho	$321,934	$485,960	100%	$807,894
Saurabh Handa	$273,670	$371,794	100%	$645,464
Sundeep Sara(2)	$159,937	$168,998	100%	$328,935

Notes:

(1) The exchange rate used to calculate Mr. Cho's, Mr. Handa's, and Mr. Sara's amounts was based on the average USD-CAD exchange rate for the period from January 1 to December 31, 2025, using the exchange rates published by the Bank of Canada.

(2) The exact value of LTI awards might differ slightly due to foreign exchange and rounding.

(3) Mr. Sara resigned from the Company on March 25, 2026.

Stock options and RSUs related to the 2025 LTIP were granted to NEOs on February 12, 2026, and have been included in the summary compensation table. See the sections below entitled "Summary Compensation Table" and "Incentive Plan Awards" for further details.

The Compensation Committee is responsible for administering the Corporation's compensation policies and practices and considering all risks associated with them. The Compensation Committee ensures that the Corporation's compensation policies and practices are balanced in that it will motivate employees, be cost effective, while at the same time ensuring market competitiveness to attract and retain high quality employees.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

C. Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation's last three financial years ended December 31, 2025, December 31, 2024, and December 31, 2023:

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)(3)(4)	Option- Based Awards ($)(2)(4)	Annual Incentive Plans ($)(1)	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)(4)
Brett Heath CEO(5)	2025 2024 2023	524,621 496,109 456,192	923,324 415,103 321,866	480,048(11) 417,690(9) 186,194(8)	950,298 402,371 352,704	Nil Nil Nil	Nil Nil Nil	29,035(12) 21,684(12) Nil	2,907,326 1,752,957 1,316,956
Jason Cho President(6)	2025 2024 2023	303,559 143,257 Nil	538,606 80,542 Nil	252,872(11) 257,920(10) Nil	485,960 71,851 Nil	Nil Nil Nil	Nil Nil Nil	Nil 751,089(13) Nil	1,580,997 1,304,389 Nil
Saurabh Handa CFO	2025 2024 2023	273,670 264,087 246,455	437,708 188,965 229,905	193,596(11) 189,210(9) 139,646(8)	371,794 155,774 193,613	Nil Nil Nil	Nil Nil Nil	Nil 61,956(12) Nil	1,276,768 859,992 809,619
Sundeep Sara Former VP Acquisitions(7)	2025 2024 2023	159,937 154,336 144,032	233,009 99,129 183,924	87,892(11) 99,960(9) 111,717(8)	168,998 68,277 87,249	Nil Nil Nil	Nil Nil Nil	Nil 1,605(12) Nil	649,836 423,307 526,922

Notes:

(1) The exchange rate used to calculate Mr. Cho's, Mr. Handa's, and Mr. Sara's salaries and annual incentive plans was based on the average USD-CAD exchange rate for the period from January 1 to December 31 of each respective year using the exchange rates published by the Bank of Canada.

(2) The exchange rate used to calculate the share-based awards, and the option-based awards was based on the USD-CAD exchange rate on the grant date of the respective awards as published by the Bank of Canada.

(3) The 'grant date fair value' of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the grant date. See discussion below.

(4) Share-based awards and option-based awards related to the 2025 fiscal year were granted on February 12, 2026, and related to the 2024 fiscal year were granted February 20, 2025.

(5) Mr. Heath resigned as President of the Corporation on July 24, 2024.

(6) Mr. Cho was appointed as President of the Corporation on July 24, 2024.

(7) Mr. Sara resigned as VP Acquisitions on March 25, 2026.

(8) The 'grant date fair value' of options has been determined by using a Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using a Black-Scholes option pricing model using the following weighted average assumptions: stock price - C$4.05, exercise price - C$4.05, an option life of 5 years, a risk-free interest rate of 3.71% and a volatility of 53%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2025.

(9) The 'grant date fair value' of options has been determined by using a Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using a Black-Scholes option pricing model using the following weighted average assumptions: stock price - C$4.41, exercise price - C$4.41, an option life of 5 years, a risk-free interest rate of 2.79% and a volatility of 51%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2025.

(10) The 'grant date fair value' of options has been determined by using a Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using a Black-Scholes option pricing model using the following weighted average assumptions:

• Granted on July 24, 2024 - stock price - C$4.14, exercise price - C$4.14, an option life of 5 years, a risk-free interest rate of 3.62% and a volatility of 51%. See the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on December 31, 2025.

• Granted on February 20, 2025 - stock price - C$4.41, exercise price - C$4.41, an option life of 5 years, a risk-free interest rate of 2.79% and a volatility of 51%. As these stock options were not granted until February 20, 2025, they are not included in the table under "Incentive Plan Awards" on December 31, 2025.

(11) The 'grant date fair value' of option-based awards has been determined by using a Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using a Black-Scholes option pricing model using the following weighted average assumptions: stock price - C$9.88, exercise price - C$9.88, an option life of 5 years, a risk-free interest rate of 2.41% and a volatility of 50%. As these stock options were not granted until February 12, 2026, they are not included in the table under "Incentive Plan Awards" on December 31, 2025.

(12) During 2024, the Corporation adopted a Securities Matching Program policy to encourage eligible participants to acquire Common Shares in the market by establishing a matching program pursuant to which the Corporation may award RSUs to match the acquired Common Shares. Pursuant to this policy, (i) related to the 2024 fiscal year, on February 20, 2025, the Corporation awarded 7,000 RSUs to Mr. Heath, 20,000 RSUs to Mr. Handa, and 518 RSUs to Mr. Sara, and (ii) related to the 2025 fiscal year, on February 12, 2026, the Corporation awarded 5,000 RSUs to Mr. Heath.

(13) On July 24, 2024, concurrent with his appointment as President, Mr. Cho made an equity investment into the Corporation by way of a private placement of C$1.0 million for the acquisition of 250,000 common shares at a price of C$4.00 per share. Effective July 24, 2024, the Corporation also granted Mr. Cho 250,000 RSUs which vest in four equal installments annually from the date of grant.

Narrative Discussion

The total compensation shown in the last column of the Salary Compensation Table provided above is the total compensation of each NEO, as reported in the other columns.

The Corporation granted stock options and RSUs related to the 2025 LTI to NEOs on February 12, 2026, and as such the grant date fair values of those stock options and RSUs have been included in the summary compensation table as 2025 compensation.

The Corporation has calculated the 'grant date fair value' amounts in the 'Option-based Awards' column using a Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple 'in-the-money' value calculation. Stock options that are well 'out-of-the-money' can still have a significant 'grant date fair value' based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an 'in-the-money' option value calculation. The value of the 'in-the-money' options held by each NEO (based on Common Share price less option exercise price) at December 31, 2025, is set forth in the 'Value of Unexercised in-the-money Options' column of the "Outstanding Share-based and Option-based Awards" table below.

The Corporation has calculated the 'grant date fair value' amounts in 'Share-based Awards' by multiplying the number of Common Shares issuable on the vesting date multiplied by the closing market price on the date of the grant. The fair value of the share-based awards will vary with changes in the Corporation's share price. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or a market value calculation. The market value of share-based awards held by each NEO at December 31, 2025, is set forth in 'Market or payout value of share-based awards that have not vested' column of the "Outstanding Share-based and Option-based Awards" table below.

D. Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The following table sets out, for each NEO, the incentive stock options exercisable to purchase Common Shares under the Corporation's Share Compensation Plan, the Replacement Options (as defined herein) and any option-based awards and share-based awards held as of the end of most recently completed fiscal year (December 31, 2025). The closing price of the Common Shares on the TSXV on December 31, 2025, the last business day of 2025, was C$10.56 per Common Share.

Name & Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price (per share) (C$)	Option expiration date (m/d/y)	Value of unexercised 'in-the-money' Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Brett Heath CEO(3)	351,000(6) 150,000 100,357(7) 75,000 118,800(7) 217,800(7) 75,000	4.41 4.05 4.12 5.98 4.33 9.17 11.73	02/20/30 12/28/28 02/22/28 08/16/27 07/20/27 08/27/26 04/27/26	Nil 712,462 471,545 250,620 540,000 220,883 Nil	141,000	1,086,356	N/A
Jason Cho President(4)	68,000(6) 75,000(6)	4.41 4.14	02/20/30 07/23/2029	Nil Nil	276,000	2,126,485	N/A
Saurabh Handa CFO	159,000(6) 112,500 60,000 40,000	4.41 4.05 5.98 11.73	02/20/30 12/28/28 08/16/27 04/27/26	Nil 534,346 200,496 Nil	118,500	913,002	N/A
Sundeep Sara(5) Former VP Acquisitions	84,000(6) 90,000 50,000 40,000	4.05 4.05 5.98 11.73	02/20/30 12/28/28 08/16/27 04/27/26	Nil 427,477 167,080 Nil	92,518	712,819	N/A

Notes:

(1) Options are 'in-the-money' if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2) The exchange rate used to calculate the market or payout value of share-based awards that have not vested was based on the USD-CAD exchange rate on December 31, 2025, as published by the Bank of Canada.

(3) Mr. Heath resigned as President of the Corporation on July 24, 2024.

(4) Mr. Cho was appointed President of the Corporation on July 24, 2024.

(5) Mr. Sara resigned as VP Acquisitions on March 25, 2026.

(6) These options shall vest such that 50% shall vest after 12 months from date of grant, and the balance (50%) after 24 months from the date of grant.

(7) These options were granted to former holders of options (the "Nova Options") of Nova Royalty Corp. ("Nova"), a wholly-owned subsidiary of Metalla, in exchange for their Nova Options, in connection with the closing of the acquisition by Metalla of all of the issued and outstanding common shares of Nova, on December 1, 2023 (the "Arrangement").

Employment and Consulting Agreements

CEO

The Corporation and BLH Global Consulting LLC ("BLH Global"), a private Puerto Rico company wholly owned by Brett Heath, entered into a Consulting Agreement dated December 19, 2020, which was amended and superseded by an Independent Consultant Agreement dated January 1, 2023, as amended on June 1, 2024 and May 6, 2025 (the "Heath Agreement").

The Heath Agreement provides that Mr. Heath will provide his services as the Corporation's CEO until December 31, 2028 (the "Term"), unless terminated by either party in accordance with the Heath Agreement. The Heath Agreement will automatically renew at the end of the Term for one (1) additional year (and subsequent additional years) unless the Corporation provides 180 days' notice prior to the end of the Term. Under the Heath Agreement, the Corporation paid to BLH Global annual fees of $524,621 in 2025 (the "Heath Annual Fees").

The Heath Agreement contains provisions to receive annual bonus fees based on a balanced scorecard of corporate performance (collectively, the "Heath Bonus Payments" and, together with the Heath Annual Fees, the "Heath Fees").

If the Heath Agreement is terminated by the Corporation in absence of a Material Breach (as defined in the Heath Agreement), or if BLH Global terminates for "good reason" (as defined in the Heath Agreement), BLH Global shall be entitled to remuneration in the amount of two times the total Heath Fees received by BLH Global in the last fiscal year prior to such termination. See "Termination and Change of Control Payments" table below.

The Heath Agreement also provides for compensation payments to BLH Global in the event that either party terminates the Heath Agreement within twelve (12) months of a Change of Control (as defined in the Heath Agreement). See "Termination and Change of Control Payments" table below.

President

The Corporation and Jason Cho entered into an executive employment agreement dated July 24, 2024, as amended on May 6, 2025 (the "Cho Agreement") in respect of Mr. Cho's services as the Corporation's President for such period until Mr. Cho's employment is terminated in accordance with the Cho Agreement. Under the Cho Agreement, the Corporation paid to Mr. Cho an annual salary of C$450,000 in 2025 (the "Cho Annual Salary").

The Cho Agreement also provides for the eligibility of Mr. Cho to receive annual performance bonus payments (the "Cho Bonus Payments") based on a balanced scorecard of corporate performance.

If the Cho Agreement is terminated by the Corporation without just cause, or if Mr. Cho resigns for "good reason" (as defined in the Cho Agreement), Mr. Cho will be entitled to remuneration in the amount equal to two times the Cho Annual Salary and two times the average Cho Bonus Payments based on the two most recently completed fiscal years (or if two fiscal years have not been completed yet, two times the Cho Annual Salary and Cho Bonus Payment paid in the most recently completed fiscal year). See "Termination and Change of Control Payments" table below.

The Cho Agreement also provides for compensation for Mr. Cho in the event that either party terminates the Cho Agreement within six (6) months of a Change of Control (as defined in the Cho Agreement). See "Termination and Change of Control Payments" table below.

Chief Financial Officer

The Corporation and Saurabh Handa entered into an executive employment agreement dated January 1, 2023, as amended on June 1, 2024, and May 6, 2025 (the "Handa Agreement") in respect of Mr. Handa's services as the Corporation's CFO for such period until Mr. Handa's employment is terminated in accordance with the Handa Agreement. Under the Handa Agreement, the Corporation paid Mr. Handa an annual salary of C$382,536 in 2025 (the "Handa Annual Salary").

The Handa Agreement also provides for the eligibility of Mr. Handa to receive annual performance bonus payments (the "Handa Bonus Payments") based on a balanced scorecard of corporate performance.

If the Handa Agreement is terminated by the Corporation without just cause, or if Mr. Handa resigns for "good reason" (as defined in the Handa Agreement), Mr. Handa will be entitled to remuneration in the amount equal to two times the Handa Annual Salary and two times the average Handa Bonus Payments based on the two most recently completed fiscal years. See "Termination and Change of Control Payments" table below.

The Handa Agreement also provides for compensation for Mr. Handa in the event that either party terminates the Handa Agreement within six (6) months of a Change of Control (as defined in the Handa Agreement). See "Termination and Change of Control Payments" table below.

Termination and Change of Control Payments

The following table sets out estimates of the incremental amounts payable by the Corporation to the NEOs upon identified termination events, assuming each such event took place on December 31, 2025. The actual amount of the payout upon identified termination events can only be determined at the time any such event actually occurs.

Name and Principal Position	Termination without Cause ($)(1)	Change of Control with Termination ($)(1)
Brett Heath - CEO & Director
Cash severance	2,949,838(2)	3,947,725(3)
Payment for vested stock options	Nil	3,770,477
Payment for vested restricted share units	Nil	1,086,356(7)
Jason Cho - President
Cash severance	1,647,854(4)	1,647,854(5)
Payment for vested stock options	Nil	656,428
Payment for vested restricted share units	Nil	2,126,485(7)
Saurabh Handa - Chief Financial Officer
Cash severance	1,093,058(6)	1,093,058(6)
Payment for vested stock options	Nil	1,448,289
Payment for vested restricted share units	Nil	913,002(7)

Notes:

(1) The exchange rate used to calculate these amounts was based on the USD-CAD exchange rate on December 31, 2025, as published by the Bank of Canada.

(2) This estimate reflects two times the Heath Fees paid to BLH Global during the fiscal year ended December 31, 2025, in accordance with the Heath Agreement.

(3) This estimate reflects the two times the average value of the Heath Fees paid to BLH Global during the fiscal years ended December 31, 2023, 2024, and 2025, plus an amount equal to two times the average value of Stock Options and RSUs granted during the fiscal years ended December 31, 2023, 2024 and 2025, in accordance with the Heath Agreement.

(4) This estimate reflects two times the Cho Annual Salary for the fiscal year ended December 31, 2025, and two times the Cho Bonus Payments paid to Mr. Cho during the fiscal year ended December 31, 2025, in accordance with the Cho Agreement.

(5) This estimate reflects three times the Cho Annual Salary for the fiscal year ended December 31, 2025.

(6) This estimate reflects two times the Handa Annual Salary for the fiscal year ended December 31, 2025, and two times the average of the Handa Bonus Payments paid to Mr. Handa during the fiscal years ended December 31, 2024, and 2025, in accordance with the Handa Agreement.

(7) Includes the value of restricted share units that were unvested at December 31, 2025, but would have become vested due to a change of control with termination.

Value of Share-based and Option-based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by the NEOs during the Corporation's last financial year.

Name & Position	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards ($)(1)(2)	Share-based awards ($)(1)(3)
Brett Heath CEO	378,124	420,046	Nil
Jason Cho President	46,892	227,190	Nil
Saurabh Handa CFO	283,593	300,033	Nil
Sundeep Sara(4) Former VP Acquisitions	226,874	240,026	Nil

Notes:

(1) The exchange rate used to calculate the option-based awards and share-based awards was based on the USD-CAD exchange rate on the date of vesting of the respective awards, as published by the Bank of Canada.

(2) The value of an option-based award is the dollar value that would have been realized if the stock option had been exercised on the vesting date. Calculated for 'in-the-money' stock options using the closing market price of the Common Shares on the date(s) of vesting less the exercise price of the 'in-the-money' stock options multiplied by the number of Common Shares acquired, and the USD-CAD exchange rate on the date(s) of exercise, as published by the Bank of Canada. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the 'in-the-money' value of these options on December 31, 2025.

(3) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date. See the table under "Outstanding Share-based and Option-based Awards to NEOs" for the value of these RSUs on December 31, 2025.

(4) Mr. Sara resigned as VP Acquisitions on March 25, 2026.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards that were exercised by the NEOs during the Corporation's last financial year.

Name & Position	Options Exercised (#)	Exercise Price (C$)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)(1)
Brett Heath CEO	Nil	N/A	N/A	N/A
Jason Cho President	75,000	4.14	12/15/25	368,736
Saurabh Handa CFO	Nil	N/A	N/A	N/A
Sundeep Sara(2) Former VP Acquisitions	Nil	N/A	N/A	N/A

Notes:

(1) Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired, and the USD-CAD exchange rate on the date(s) of exercise, as published by the Bank of Canada.

(2) Mr. Sara resigned as VP Acquisitions on March 25, 2026.

E. Pension Plan Benefits

The Corporation does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

F. Termination and Change of Control Benefits

Other than described above under "Incentive Plan Awards - Employment and Consulting Agreements", the Corporation has not provided or agreed to provide any compensation to any NEOs as a result of a change of control of the Corporation, its subsidiaries or affiliates.

G. Director Compensation

The Compensation Committee makes recommendations to the Board relating to the compensation of Board members and annually reviews the adequacy of the directors' compensation, incorporating the reports from the independent compensation advisors which benchmarked and compared the Corporation's Board compensation arrangements against those of a select group of peer group companies. The Compensation for non-executive Board members is comprised primarily of: (a) fees in the form of cash retainers; and (b) long-term incentives in the form of stock option grants and RSU grants under the Share Compensation Plan. Directors are not paid any meeting fees tied to the number of Board or Committee meetings attended. For the financial year ended December 31, 2025, non-executive Board members received the following cash retainers:

Position	Annual Retainer Amount ($)(1)
Chairman of Board	28,183
Board Member	35,186
Committee Chair	5,864
Committee Member	2,932

Notes:

(1) The exchange rate used to calculate the fees earned and all other compensation was based on the average USD-CAD exchange rate for the period from January 1, 2025 to December 31, 2025, using the exchange rates published by the Bank of Canada.

Director Summary Compensation

The following table describes director compensation for non-executive directors for the financial year ended December 31, 2025.

Name	Fees earned ($)(1)	Share- based awards ($)(2)(3)	Option- based awards ($)(2)(4)	Non- equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)(5)	Total ($)(6)
Lawrence Roulston	79,188	90,010	56,648	Nil	Nil	36,294	262,140
Alexander Molyneux	41,053	60,248	37,668	Nil	Nil	145,177	284,146
James Beeby	41,051	60,248	37,668	Nil	Nil	Nil	138,967
Amanda Johnston	46,917	60,248	37,668	Nil	Nil	1,996	146,829
Christopher Beer	38,739	60,248	37,668	Nil	Nil	145,177	281,832

Notes:

(1) The exchange rate used to calculate the fees earned and all other compensation was based on the average USD-CAD exchange rate for the period from January 1, 2025 to December 31, 2025, using the exchange rates published by the Bank of Canada.

(2) The exchange rate used to calculate the share-based awards and the option-based awards was based on the USD-CAD exchange rate on the grant date of the respective awards as published by the Bank of Canada. Share-based awards and option-based awards related to the 2025 fiscal year were granted on February 12, 2026.

(3) The 'grant date fair value' of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the grant date. See discussion below.

(4) The 'grant date fair value' of option-based awards has been determined by using a Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using a Black-Scholes option pricing model using the following weighted average assumptions: stock price - C$9.88, exercise price - C9.88, an option life of 5 years, a risk-free interest rate of 2.41% and a volatility of 50%. As these stock options were not granted until February 12, 2026, they are not included in the table under  "Outstanding Share-based and Option-based Awards to Directors" on December 31, 2025.

(5) During 2024, the Corporation adopted a Securities Matching Program policy to encourage eligible participants to acquire Common Shares in the market by establishing a matching program pursuant to which the Corporation may award RSUs to match the acquired Common Shares. Pursuant to this policy, related to the 2025 fiscal year, on February 12, 2026, the Corporation awarded 20,000 RSUs to each of Mr. Beer and Mr. Molyneux, 5,000 RSUs to Mr. Roulston and 275 RSUs to Mrs. Johnston.

(6) The total compensation shown in the last column is the total compensation of each director reported in other columns.

The Corporation has calculated the 'grant date fair value' amounts in the 'Option-based Awards' column using a Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple 'in-the-money' value calculation. Stock options that are well 'out-of-the-money' can still have a significant 'grant date fair value' based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an 'in-the-money' option value calculation. The value of the 'in-the-money' options held by each director (based on Common Share price less option exercise price) at December 31, 2025, is set forth in the 'Value of Unexercised in-the-money Options' column of the "Outstanding Share-based and Option-based Awards" table below.

The Corporation has calculated the 'grant date fair value' amounts in 'Share-based Awards' by multiplying the number of Common Shares issuable on the vesting date multiplied by the closing market price on the date of the grant. The fair value of the share-based awards will vary with changes in the Corporation's share price. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or a market value calculation. The market value of share-based awards held by each director at December 31, 2025, is set forth in 'Market or payout value of share-based awards that have not vested' column of the "Outstanding Share-based and Option-based Awards" table below.

Outstanding Share-based and Option-based Awards to Directors

The following table sets out, for each director who is not an officer, the stock options to purchase Common Shares under the Corporation's Share Compensation Plan, including option-based awards and share-based awards, held as of the end of the last financial year (December 31, 2025). The closing price of the Common Shares on the TSXV on December 31, 2025, the last business day of 2025, was C$10.56 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price (per share) (C$)	Option expiration date (m/d/y)	Value of unexercised 'in-the- money' options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Lawrence Roulston	45,000(4) 90,000 50,000 40,000	4.41 4.05 5.98 11.73	02/20/30 12/28/28 08/16/27 04/27/26	Nil 427,477 167,080 Nil	110,000	847,512	Nil
Alexander Molyneux	30,000(4) 75,000 50,000 40,000	4.41 4.05 5.98 11.73	02/20/30 12/28/28 08/16/27 04/27/26	Nil 356,231 167,080 Nil	40,000	308,186	Nil
James Beeby	30,000(4) 75,000 50,000 40,000	4.41 4.05 5.98 11.73	02/20/30 12/28/28 08/16/27 04/27/26	Nil 356,231 167,080 Nil	65,000	500,803	Nil
Amanda Johnston	30,000(4) 75,000 50,000	4.41 4.05 5.98	02/20/30 12/28/28 08/16/27	Nil 356,231 167,080	65,000	500,803	Nil
Christopher Beer(3)	30,000(4)	4.41	2/20/2030	Nil	80,000	616,372	Nil

Notes:

(1) Options are 'in-the-money' if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2) The exchange rate used to calculate the market or payout value of share-based awards that have not vested was based on the USD-CAD exchange rate on December 31, 2025 as published by the Bank of Canada.

(3) Mr. Beer was appointed to the Board of Directors on December 9, 2024.

(4) These options shall vest such that 50% shall vest after 12 months from date of grant, and the balance (50%) after 24 months from the date of grant.

The Board's approach to recommending options to be granted is consistent with prevailing practice for companies within the Corporation's peer group, as outlined above. Grants of options depend on the length of service of the directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Value of Share-based and Option-based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by each director who is not an officer, during the Corporation's last completed financial year.

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards ($)(1)(2)	Share-based awards ($)(1)(3)
Lawrence Roulston	226,874	240,026	Nil
Alexander Molyneux	189,062	180,020	Nil
James Beeby	189,062	180,020	Nil
Amanda Johnston	189,062	180,020	Nil
Christopher Beer	Nil	156,747	Nil

Notes:

(1) The exchange rate used to calculate the option-based awards and share-based awards was based on the USD-CAD exchange rate on the date of vesting of the respective awards, as published by the Bank of Canada.

(2) The value of an option-based award is the dollar value that would have been realized if the stock option had been exercised on the vesting date. Calculated for 'in-the-money' stock options using the closing market price of the Common Shares on the date(s) of vesting less the exercise price of the 'in-the-money' stock options multiplied by the number of Common Shares acquired, and the USD-CAD exchange rate on the date(s) of exercise, as published by the Bank of Canada. See the table under "Outstanding Share-based and Option-based Awards to Directors" for the 'in-the-money' value of these options on December 31, 2025.

(3) The value of a share-based award (RSUs) is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date. See the table under "Outstanding Share-based and Option-based Awards to Directors" for the value of these RSUs on December 31, 2025.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation's last completed financial year by the directors.

Name	Options Exercised (#)	Exercise Price (C$)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)(1)
Lawrence Roulston	Nil	N/A	N/A	N/A
Alexander Molyneux	Nil	N/A	N/A	N/A

Name	Options Exercised (#)	Exercise Price (C$)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)(1)
James Beeby	Nil	N/A	N/A	N/A
Amanda Johnston	Nil	N/A	N/A	N/A
Christopher Beer	Nil	N/A	N/A	N/A

Notes:

(1) Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired, and the USD-CAD exchange rate on the date(s) of exercise, as published by the Bank of Canada.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out, as at the end of the Corporation's last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans(2)
Equity compensation plans approved by shareholders	4,046,495(3)	C$5.63	5,243,450
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,046,495	C$5.63	5,243,450

Notes:

(1) Assuming outstanding options, warrants, bonus shares, and rights are fully vested.

(2) Calculated based on 92,899,448 Common Shares issued and outstanding as at December 31, 2025, and excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

(3) Inclusive of 2,527,500 stock options and 1,082,038 restricted share units granted under the Share Compensation Plan, and 436,957 stock options granted to former holders of Nova Options (the "Replacement Options") in exchange for their Nova Options, in connection with the acquisition by Metalla of all of the issued and outstanding common shares of Nova, on December 1, 2023, which options are governed by the share compensation plan of Nova (the "Nova Plan") adopted by Nova's board of directors on May 6, 2022 as approved, and re-approved, by the shareholders of Nova on June 21, 2022 and June 28, 2023, respectively.

Description of the Share Compensation Plan

Background

The Company's share compensation plan (the "Share Compensation Plan") is a 10% "rolling" plan, pursuant to which the number of Common Shares which may be issued pursuant to RSUs and options to purchase Common Shares (the "Options") governed under the Share Compensation Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. A copy of the Share Compensation Plan is attached to the Corporation's management information circular dated May 23, 2023.

The policies of the TSXV provide that, where a corporation has a rolling security-based compensation plan in place, it must seek shareholder approval for such plan annually. Shareholders are being asked at the Meeting to approve and ratify the Share Compensation Plan. Please refer to the section above entitled "Particulars of Matters to be Acted Upon - Approval of Share Compensation Plan" for details.

Overview

The Share Compensation Plan provides that the Board may from time to time, in its discretion, grant to the Eligible Person (as such term is defined below) selected by the Administrators (as such term is defined below) to participate the Share Compensation Plan (each, a "Participant"), who may include participants who are citizens or residents of the United States (each, a "US Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Corporation.

The purpose of the Share Compensation Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one Common Share or a lump sum payment in cash following the attainment of vesting criteria determined by the Administrators at the time of the award (subject to TSXV policies). See "Restricted Share Units - Vesting Provisions" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "Options - Vesting Provisions" below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Corporation and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following persons will be eligible to participate in the Share Compensation Plan (each, an "Eligible Person"):

  any officer, director or employee of the Corporation or any subsidiary of the Corporation, or any "Consultant", which is defined under the Share Compensation Plan as an individual (other than an employee or a director of the Corporation or any of its subsidiaries) that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its subsidiaries, other than services provided in relation to an offer or sale of securities of the Corporation in a capital raising transaction, or services that promote or maintain a market for the Corporation's securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or eligible persons under the Share Compensation Plan; (B) provides the services under a written contract between the Corporation or the subsidiary and the individual or the Corporation; and (C) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any subsidiary of the Corporation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board from time to time (the "Administrators") through the recommendation of the Compensation Committee. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the TSXV.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options governed under the Share Compensation Plan is limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issued pursuant to the Replacement Options granted in exchange for the Nova Options originally granted under the Nova Plan.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options (collectively, the "Security Based Compensation") under the Share Compensation Plan are subject to a number of restrictions:

(a) the total number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding;

(b) unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan and any other share compensation arrangements of the Corporation to any one Participant in any 12 month period cannot exceed 5% of the Common Shares then outstanding;

(c) the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan and any other share compensation arrangements of the Corporation in any 12 month period to any one Consultant shall not exceed 2% of the issued and outstanding Common Shares then outstanding; and

(d) the maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers (as such term is defined in the Share Compensation Plan) under the Share Compensation Plan and any other share compensation arrangements of the Corporation in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Investor Relations Service Providers must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period in accordance with the vesting requirements set out in the TSXV's policies.

The following restrictions also apply to the Share Compensation Plan in accordance with TSXV Policy 4.4 - Security Based Compensation ("TSXV Policy 4.4"):

(a) All Security Based Compensation granted or issued under the Share Compensation Plan is non-assignable and non-transferable;

(b) Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan to Insider Participants (as such term is defined in the Share Compensation Plan) as a group shall not exceed 10% of the issued and outstanding Common Shares at any point in time;

(c) Unless the Corporation obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other share compensation arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant;

(d) Investor Relations Service Providers may not receive any Security Based Compensation other than Options; and

(e) Any Security Based Compensation granted or issued to any Participant who is a Director, Officer, Employee or Consultant must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Share Compensation Plan.

Restricted Share Units

The Administrators may award RSUs to Eligible Persons (other than Investor Relations Service Providers) under the Share Compensation Plan reserving for issuance such number of Common Shares equal to up to a maximum of 10% of the issued and outstanding Common Shares at the date of the award (such maximum amount to include any Common Shares issuable pursuant to any other share compensation arrangements of the Corporation).

(a) Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the vesting criteria of any RSUs awarded under the Share Compensation Plan is satisfied, a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's account multiplied by the Market Price (as such term is defined in the Share Compensation Plan) of the Common Shares traded on the TSXV on the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's RSUs in the Participant's account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

(b) Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators shall, subject to the TSXV rules, determine the vesting criteria applicable to the awarded RSUs provided that, subject to certain exceptions in the Share Compensation Plan, no RSUs may vest before the date that is one year following the date of award; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Corporation's annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period formally imposed by the Corporation, such date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any vested RSUs will be issued as soon as practicable after the Event of Termination (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and, unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement).

If an Event of Termination occurs involving the death of a Participant occurs and such Participant is entitled to any RSUs under the Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

Notwithstanding the above, if a person retires in accordance with the Corporation's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date.

For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The Administrators may at any time and from time to time grant Options to Eligible Persons reserving for issuance such number of Common Shares equal to up to a maximum of 10% of the issued and outstanding Common Shares as at the date of the grant (such maximum amount to include any RSUs awarded under the Share Compensation Plan).

(a) Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied.

(b) Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The agreement evidencing the grant of the Option attached as Exhibit B to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) will disclose any vesting conditions prescribed by the Administrators. Acceleration of the vesting schedule set out in Section 4.4(c) of TSXV Policy 4.4 for Options granted to Investor Relations Services Providers is subject to prior TSXV approval.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options under the Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

(d) Cashless Exercise

Unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of any applicable securities exchange or market, a Participant may elect cashless exercise. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price of the Options. Instead the following will apply:

i. The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, sufficient number of Common Shares issuable on the exercise of Options to cover the exercise price of the Options, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

ii. Before the relevant trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(e) Net Exercise

Subject to prior approval by the Administrators, a Participant may elect to surrender for cancellation to the Corporation any vested Options, excluding Options held by any Investor Relations Service Provider, being exercised and the Corporation will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X        =          Y (A - B)
      A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The VWAP of the Common Shares; and

B = The Exercise Price for such Options.

(f) Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. "Discounted Market Price" is defined in the Share Compensation Plan as the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is C$0.50 or less; up to 20% if the Market Price is between C$2.00 and C$0.51; and up to 15% if the Market Price is greater than C$2.00; and "Market Price" is defined in the Share Compensation Plan as "as of any date, the closing price of the Common Shares on the TSXV for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange or quotation system, the Market Price shall be determined in good faith by the Administrators in accordance with valuation principles under U.S. Treasury Regulation Section1.409A-1(b)(5)(iv)(B).

With respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the grant date.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period formally imposed by the Corporation, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control

If there is a Change of Control (as such term is defined in the Share Compensation Plan) then, notwithstanding any other provision of the Share Compensation Plan except for the provision that vesting and issuances or payments, as applicable, in respect of a RSU shall be completed no later than December 15 of the third calendar year commending after the award date of such RSU, which will continue to apply in all circumstances, all unvested RSUs and any or all Options (whether or not currently exercisable) shall automatically vest or become exercisable, as applicable (subject, in the case of Options granted to Investor Relations Services Providers, to prior TSXV approval), such that Participants under the Current Share Compensation Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Corporation or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board and any necessary TSXV approvals, make such changes or adjustments, if any, as the Administrators consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b) be subject to any regulatory approvals including, where required, the approval of the TSXV; and

(c) be subject to shareholder approval, where required by the requirements of the TSXV, provided that shareholder approval shall not be required for the following amendments:

i. amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii. amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

iii. a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

iv. a change to the termination provisions of any Option or RSUs (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

v. the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

vi. amendment of the Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs;

vii. the amendment of the cashless exercise feature set out in the Share Compensation Plan; and

viii. change the application of the Change of Control provisions in section 6.2 or the Reorganization Adjustments provisions in section 6.3 of the Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of a blackout period); or

(e) amend the amendment provisions in Section 6.4 "Amendment or Termination of Plan" of the Share Compensation Plan.

Repricing of Options

The Corporation did not make any downward repricing of Options.

Performance Graph

The following graph shows the change in the value of C$100 invested in our Common Shares between May 31, 2020 and December 31, 2025, compared to C$100 invested in the S&P TSX Composite Index.

CORPORATE GOVERNANCE

National Policy 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation's internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders' interests and ensuring that the incentives of the Shareholders and of management are aligned.

The Board delegates authority and responsibility to deal with specified matters to the Corporation's standing committees, which consist of an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee ("CGN Committee"), and an Environmental, Social and Governance Committee ("ESG Committee"). Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, report and make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation's business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions, and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation's business.

The Board also monitors the Corporation's compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance. Directors are elected annually by the shareholders. The CGN Committee initially identifies, considers, and recommends directors to the Board for approval and submission to shareholders for election. A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Corporation's securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations, and stock exchange requirements.

The Board adopted a written mandate setting out the foregoing obligations and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation. To facilitate the exercise of independent judgement in carrying out its responsibilities, the Board considers that the following directors are "independent" for the purposes of NI 52-110 and the applicable rules of the NYSE American LLC ("NYSE American"): Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and Christopher Beer. The Board considers that Brett Heath, CEO of the Corporation, is not independent because he is a member of management. Sandeep Singh, the new proposed director of the Corporation standing for election at the Meeting, will be considered, if elected, an independent director.

The Board facilitates its exercise of independent supervision over the Corporation's management through regular meetings of the Board.

The Board frequently holds in-camera sessions at regular board meetings at which non-independent directors and members of management are not present. Since the beginning of the Corporation's last financial year, the independent directors did not hold any separate ad hoc meetings without the non-independent directors and management, other than the meetings of the special committee of independent directors of Metalla to oversee negotiation of the Arrangement.

When a director has a direct or indirect material interest in a matter being considered by the Board, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation's business.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2025.

Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	CGN Committee	ESG Committee	Individual Attendance Rate
Brett Heath	8 out of 8	N/A	N/A	N/A	N/A	100%
Lawrence Roulston	8 out of 8	4 out of 4	5 out of 5	2 out of 2(2)	1 out of 1	100%
Alexander Molyneux	8 out of 8	4 out of 4	5 out of 5	N/A	N/A	100%
James Beeby	8 out of 8	N/A	N/A	2 out of 2	N/A	100%
Amanda Johnston	8 out of 8	4 out of 4	N/A	2 out of 2	1 out of 1	100%
Christopher Beer	8 out of 8	N/A	3 out of 3(1)	N/A (2)	N/A	100%
Sandeep Singh(3)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Beer was appointed to the Compensation Committee on May 7, 2025.

(2) Mr. Roulston resigned from the CGN Committee and Mr. Beer was appointed to the CGN Committee on May 7, 2025.

(3) Mr. Singh is a new director nominee and is not a current director of the Corporation.

Descriptions of Roles

The Board has not established written descriptions of the positions of CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary at this stage in the Corporation's growth and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board or the committee.

The Board has not currently set limits on the objectives to be met by the CEO but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the current directors and the new proposed director nominee are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Directorships of other Reporting Issuers
Brett Heath	N/A
Lawrence Roulston	Galantas Gold Corp. GT Resources Inc.
Alexander Molyneux	Comet Resources Limited
James Beeby	N/A
Amanda Johnston	N/A
Christopher Beer	Atex Resources Inc. Fuerte Metals Corporation
Sandeep Singh(1)	Western Copper and Gold Corporation

Note:

(1) Mr. Singh is a new director nominee and is not a current director of the Corporation.

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors. However, when new directors are appointed, the Board ensures they are provided with access to relevant corporate and business information on the Corporation's material assets and on director responsibilities. As required, new directors have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

All directors are encouraged to communicate with management and the Corporation's auditors to keep themselves current with industry trends and developments. The CGN Committee evaluates the skills and abilities of the directors on an ongoing basis.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for the Corporation's directors, officers and employees. A copy of the Code may be obtained from the Corporation's website at www.metallaroyalty.com. All Corporation personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. Further, the Board:

  has established a Whistleblower Policy which details complaint procedures;

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements;

  is cognizant of the Corporation's timely disclosure obligations and reviews material disclosure documents such as financial statements, MD&A and press releases prior to distribution;

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation's external auditor; and

  actively monitors the Corporation's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

Directors must also comply with the conflict of interest provisions of the Business Corporations Act (British Columbia) as well as relevant securities regulatory instruments and stock exchange policies, in order to ensure that the Board exercises independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.

Nomination of Directors

The CGN Committee has responsibility for identifying individuals believed to be qualified to become Board members, recommending candidates to the Board to fill new or vacant positions and recommending whether incumbent directors should be nominated for re-election. The members of the CGN Committee are each independent of management and are listed under "Particulars of Matters to be Acted Upon - 4. Election of Directors".

In recommending candidates to the Board, the CGN Committee shall first consider such factors respecting each candidate as it deems appropriate and in the context of the needs of the Board, including:

  independence and qualifications under all applicable laws and stock exchange rule, qualifications to serve on any Board committee to which the candidate may be appointed, including, if the candidate may be appointed to the audit committee, such candidate's satisfaction of applicable financial literacy requirements and whether the candidate may be considered an audit committee financial expert, potential conflicts of interest,
  professional experience,
  personal character,
  gender,
  diversity,
  outside commitments (for example, service on other boards), and particular areas of expertise.

Director Qualifications

As discussed below under "Statement of Corporate Governance Practices - Assessments", the Board has adopted an annual formal director assessment process. As a part of this process, the Board assesses the skills and expertise necessary to provide effective oversight of the business of the Corporation and each director provides a skills self-assessment.

The following is a summary of the skills and expertise possessed by each of the director nominees named in this Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that person for the skill or expertise.

Skill/ Experience	Heath	Roulston	Molyneux	Beeby	Johnston	Beer	Singh(1)
Public Company Management	●	●	●		●	●	●
Corporate Finance and Capital Markets	●	●	●	●	●	●	●
Investor Relations	●	●	●				●
Mergers and Acquisitions	●	●	●	●	●	●	●
Mineral Exploration and Geology	●	●	●			●
Mine Development and Operations	●	●	●
Financial Literacy	●	●	●		●	●	●
Legal	●			●			●
Corporate Governance	●	●	●	●	●	●	●
Environmental and Social	●	●	●			●	●
Human Resources and Compensation	●	●	●				●
Risk Management	●	●	●		●	●	●

Note:

(1) Mr. Singh is a new director nominee and is not a current director of the Corporation.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established the following committees. The functions and members of these committees are described below.

Compensation Committee

The Compensation Committee is responsible for the review of all compensation (including stock options and RSUs) paid by the Corporation to the Board, executive officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. Please see "Compensation Discussion and Analysis" above for additional information regarding the Compensation Committee's processes in this regard.

As of the date hereof, the Compensation Committee consists of three directors, each of whom are independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE American (Lawrence Roulston - (Committee Chair), Alexander Molyneux and Christopher Beer). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation's industry.

Corporate Governance and Nominating Committee

The CGN Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

As of the date hereof, the CGN Committee consists of three directors, each of whom are independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE American (James Beeby - (Committee Chair), Amanda Johnston and Christopher Beer).

ESG Committee

The ESG Committee is responsible for oversight of the Corporation's environmental, social and governance ("ESG") practices.

The ESG Committee formalizes the Corporation's ongoing commitment to ESG principles in the evaluation and monitoring of the Corporation's royalty and stream interests and related corporate practices. The scope of the ESG Committee's mandate will be to implement the Corporation's ESG policy and to evaluate and monitor the ESG performance of the companies which operate the properties in which the Corporation has a royalty or stream interest or is considering acquiring such an interest.

As of the date hereof, the ESG Committee consists of two directors, each of whom are independent within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSXV and NYSE American (Lawrence Roulston - (Committee Chair) and Amanda Johnston).

Assessments

The Board has adopted a formal process to assess the Board and its committees on an annual basis. The assessment process is overseen by the CGN Committee. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from a self-assessment questionnaire provided to each director. Each director is asked to complete and return the self-assessment questionnaire to the chair of the CGN Committee on a confidential basis. The chair of the CGN Committee may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for comments regarding the performance of the chair of each committee. The chair of the CGN Committee reports the results of the performance assessments to the Board.

At this time, the Board and the CGN Committee have not established a formal process to regularly assess individual directors with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each other director bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Clawback Policy

As a measure of accountability and to ensure that performance-based compensation paid by the Corporation is based on accurate financial data, the Corporation adopted a clawback policy in 2019. In 2023, the Corporation adopted an amended clawback policy (the "Clawback Policy") in order to provide for the recovery of incentive compensation under certain circumstances as required pursuant to the rules of the NYSE American and the United States Securities and Exchange Commission.

Under the Clawback Policy, the Board will seek to recover excess incentive compensation received by an executive officer during the three completed fiscal years preceding the date on which the Corporation is required to prepare an accounting restatement due to material non-compliance of the Corporation with any financial reporting requirements under securities laws.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for Board members. Instead, the Board, with the assistance of the CGN Committee, assesses the performance of the Board as a whole and the individual committees on an ongoing basis. Through this review process, the CGN Committee determines if there are any performance issues and if individual directors are effectively contributing to the governance and direction of the Corporation.

The Board is of the view that this regular review process is more effective than pre-determined term limits or a mandatory retirement age. The Board is concerned that imposing inflexible director term limits may result in the Corporation losing valued directors at a time when the Corporation most needs their skills, qualities and contributions, as well as their knowledge of the history and culture of the organization. Mandatory retirement ages pose a similar risk and the Board does not want to risk the loss of key directors due to retirement policies that are inflexible and not based on performance. As a result, the Board has determined that it is not in the best interests of the Corporation to set term limits for its directors. Instead, the Board will continue to rely on the experience of the CGN Committee to determine when Board renewals, Board removals and Board additions are appropriate.

Representation of Women on the Board

The Corporation has adopted a formal written diversity policy which requires diversity, including gender diversity, to be considered when reviewing and assessing Board composition and recommending appointments of new directors. The Board acknowledges the importance of diversity, including gender diversity, in the review and consideration of potential director nominees. The Board evaluates potential nominees to the Board by reviewing individual qualifications of prospective members and determining if the candidates' qualifications will meaningfully contribute to the effective functioning of the Board, taking into consideration the then current Board composition or diversity and the anticipated skills required to round out the capabilities of the Board. A copy of the Corporation's diversity policy is available on the Corporation's website at www.metallaroyalty.com.

In accordance with the Corporation's diversity policy, the Board, with the assistance of the CGN Committee, will consider the level of representation of women on the Board in the overall selection criteria for identifying and nominating Board members. The number of women directors on the Board is a factor that the CGN Committee will consider when selecting new nominees for the Board having regard to current Board composition, and the anticipated skills required to round out the capabilities of the Board, including knowledge and diversity of membership. In order to assist in meeting these criteria, the Corporation will attempt to interview at least one female candidate for each opening on the Board.

The Board also considers the level of representation of women in executive officer positions pursuant to the Corporation's diversity policy when making executive officer appointments. The Corporation is committed to the fundamental principles of equal employment opportunities with a foundation based on treating people fairly, with respect and dignity, and to offering equal employment opportunities based upon an individual's qualifications and performance free from discrimination or harassment because of gender, age, ethnic origin, religion, sexual orientation, political belief or disability. Furthermore, the Corporation's policies and procedures provide that the primary considerations for selecting candidates would include experience, skill and ability, while giving consideration to the importance of diversity, including gender diversity, when recruiting and appointing executive officers.

The Corporation has not adopted a target regarding women on the Board or women in executive officer positions. When filling any vacant or new positions, the focus is on attracting the competencies that best meet the needs of the Board or the Corporation at any point in time. In reviewing Board composition, the CGN Committee will consider all aspects of diversity including, but not limited to, gender. While Board diversity is a critical consideration, all Board appointments are made on merit, in the context of skills, experience, independence and knowledge which the Board as a whole requires to be effective. For executive officer positions, the Corporation's focus is on attracting the competencies that best meet the needs of the Corporation at any point in time, with the intention of having women represented at all levels of the organization. The Corporation takes the approach of continually striving to improve through the creation and implementation of policies and the fostering of a culture that is encouraging and accepting of diversity, rather than setting pre-determined targets.

As at the date hereof, the Corporation has one (1) woman on its Board (17%) and one (1) woman member of its management team (20%).

AUDIT COMMITTEE

National Instrument 52-110 - Audit Committees ("NI 52-110") of the Canadian securities administrators requires the Corporation's Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for:

• recommending to the Board the external auditor to be nominated for election by the Corporation's shareholders at each annual general meeting and negotiating the compensation of such external auditor;

• overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Corporation's financial reporting;

• pre-approving all non-audit services to be provided to the Corporation, by the auditor;

• reviewing the Corporation's annual and interim financial statements, MD&A, press releases and continuous disclosure documents regarding earnings and financial information before they are reviewed and approved by the Board and publicly disseminated by the Corporation; and

• reviewing the Corporation's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Corporation's auditor reports directly to the Audit Committee.

The Audit Committee's Charter

The Board has adopted a charter for the Audit Committee (the "Charter") which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Circular.

Composition of the Audit Committee

The Corporation's governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Audit Committee, comprised of three independent and financially literate directors, complies with these requirements.

The Board has determined that each of Amanda Johnston, Lawrence Roulston, and Alexander Molyneux, (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent(1)	Financially Literate(2)
Amanda Johnston (Committee Chair)	Yes	Yes
Lawrence Roulston	Yes	Yes
Alexander Molyneux	Yes	Yes

Notes:

(1) To be considered to be independent for the purposes of NI 52-110, a member of the Audit Committee must not have any direct or indirect 'material relationship' with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate for the purposes of NI 52-110, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1. an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2. the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4. an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Amanda Johnston	Bachelor of Accounting (Honours) Brock University Chartered Accountant Designation (CPA, CA)	Mrs. Johnston is a Chartered Professional Accountant and obtained her designation in 2012 and has over 15 years of experience in both the mining industry, and audit and assurance groups.

Mrs. Johnston currently serves as the Vice President, Finance, for Osisko Metals Incorporated. She also served as the Vice President, Finance of Osisko Mining Inc. prior to its takeover. Prior to joining Osisko Mining Inc., she held multiple roles at Corsa Coal Corp. and Collins Barrow LLP (now RSM Canada LLP).

Mrs. Johnston also previously served on the Audit Committee for Manitou Gold Inc., a position she held from June 2021 to February 2023.

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science - Geology University of British Columbia	Mr. Roulston is a mining professional with over 40 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry.

Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate level training in business.

Mr. Roulston has experience serving as a member of the audit committees of the board of directors of several companies.
Alexander Molyneux	Bachelor Degree in Economics Monash University, Australia Graduate Diploma of Mineral Exploration, Geoscience Curtin University (WA School of Mines), Australia	Mr. Molyneux is an experienced metals and mining industry executive and financier and has more than 15 years service as an executive officer and/or director of publicly listed companies.

Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations.

Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry.

Complaints

The Audit Committee has established a "Whistleblower Policy" which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chair of the Audit Committee in a sealed envelope labelled "To be opened by the Audit Committee only". Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chair of the Audit Committee.

The applicable individual may also email their concern directly to the Corporate Secretary of the Corporation at whistleblower@metallaroyalty.com.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint. Such documentation and reports will be available for inspection by members of the Audit Committee, the external auditors and any external legal counsel of the Corporation and other advisors to the Board or Corporation hired in connection with any whistle-blowing investigation. Disclosure of such documentation to the any other person and in particular any third party, will require the prior approval of the Chair of the Audit Committee to ensure that privilege of such documentation is properly maintained.

The Audit Committee did not receive any complaints during the last completed financial year.

The "Whistleblower Policy" will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on:

1. the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation's auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor's annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year's audit), or

2. an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B "Powers and Responsibilities - Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Auditor	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
December 31, 2025	KPMG	354,394	Nil	Nil	Nil
December 31, 2024	KPMG	266,840	Nil	Nil	Nil

Notes:

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and which are not included under the heading "Audit Fees".

(3) Fees billed for preparation of Corporation's corporate tax return.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any executive officer, director or nominee for director, or anyone who has held office as such since the beginning of the Corporation's last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation's MD&A for the last financial year (see the section below entitled "Additional Information"), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation's issuer profile on the SEDAR+ website located at www.sedarplus.ca. The Corporation's financial information is provided in the Corporation's financial statements and related MD&A for its most recently completed financial year and may be viewed on the Corporation's issuer profile on the SEDAR+ website at the location noted above. Shareholders may also contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-696-0741) or e-mail (mwinslow@metallaroyalty.com) to request copies of the Corporation's financial statements and MD&A.

Financial information for the Corporation's most recently completed financial year is provided in its financial statements and MD&A which are filed on SEDAR+.

DATED this 7th day of May, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) MARJORIE WINSLOW
Secretary

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

I. MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to:

1. Oversee the quality and integrity of the Company's financial statements and other financial information;

2. Oversee the compliance of such statements and information with legal and regulatory requirements;

3. Recommend the appointment of the Company's independent external auditor after considering the qualifications and independence of such external auditor (the "Auditor"); and

4. Oversee the performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of income, and statement of cash flows.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.  Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, any member of the Committee, Chief Executive Officer or Chief Financial Officer, the Chair shall call a meeting of the Committee to consider any matter that the Auditor, Chief Executive Officer or Chief Financial Officer believes should be brought to the attention of the Committee, and unless a later date is requested, such meeting shall be convened within 48 hours of such request.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of fees paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8) Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9) Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10) Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11) Review management's annual report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13) Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14) Review and recommend to the Board for approval the Company's annual and interim financial statements, annual and interim Management's Discussion and Analysis, Annual Information Form, annual report filed pursuant to the Exchange Act on Form 40-F (or such other form as may apply), future-oriented financial information or pro-forma information, and other financial disclosure in continuous disclosure documents, including within any annual or interim profit or loss press releases, and any certification, report, opinion or review rendered by the external auditor, before the Company publicly discloses such information.

15). Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16). Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

17). Review, with the Company's counsel, legal and regulatory  compliance matters, and matters that could have a significant impact on the organization's financial statements.

Related Party Transactions

18) Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

19) Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

20) Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

21) Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

22) Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

23) Make periodic reports to the Board as is necessary or required.

24) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

25) Annually review the Committee's own performance.

26) Provide an open avenue of communication between the Auditor and the Board.

27) Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and violations of the Company's Code of Business Conduct and Ethics, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters  and violations of the Company's Code of Business Conduct and Ethics,

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on May 7, 2025.